Exhibit 99.1

SECOND QUARTER 2017

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2017 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2017 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 25, 2017 — Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,809 million for the second quarter ended April 30, 2017, up $236 million or 9% from a year ago. Results reflect strong earnings in Capital Markets, Investor & Treasury Services, and Wealth Management, as well as solid earnings in Personal & Commercial Banking. We also remain well-capitalized with a Common Equity Tier 1 (CET1) ratio of 10.6%.

Compared to last quarter, net income was down $218 million or 7%. Excluding our share of a gain recorded last quarter related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris), which was $212 million (before- and after-tax), net income was relatively unchanged(1), while diluted earnings per share (EPS) grew $0.02. Credit quality remains strong, with our provision for credit losses (PCL) ratio of 0.23%.

“RBC had a strong second quarter, with earnings of $2.8 billion, reflecting solid growth across most of our businesses and prudent risk management. I’m very pleased with our performance for the first half of the year given the uncertain operating environment. Our strong capital position allowed us to repurchase over 30 million of our common shares so far this year,” said Dave McKay, RBC President and Chief Executive Officer. “Innovation is core to RBC, and we continue to invest in building a digitally-enabled relationship bank to better serve our clients while delivering sustainable earnings growth.”

Q2 2017 compared to Q2 2016

•      Net income of $2,809 million (up 9% from $2,573 million)

•      Diluted EPS of $1.85 (up $0.19 or 11% from $1.66)

•      Return on common equity (ROE)(2) of 17.2% (up 100 basis points (bps) from 16.2%)

•      CET1 ratio of 10.6% (up 30 bps from 10.3%)

Q2 2017 compared to Q1 2017

•      Net income of $2,809 million (down 7% from $3,027 million)

•      Diluted EPS of $1.85 (down $0.12 or 6% from $1.97)

•      ROE of 17.2% (down 80 bps from 18.0%)

•      CET1 ratio of 10.6% (down 40 bps from 11.0%)

Excluding Q1 specified item(1): Q2 2017 compared to Q1 2017

•      Net income of $2,809 million (down slightly from $2,815 million)

•      Diluted EPS of $1.85 (up $0.02 or 1% from $1.83)

•      ROE of 17.2% (up 50 bps from 16.7%)

YTD 2017 compared to YTD 2016 • Net income of $5,836 million (up 16% from $5,020 million) • Diluted EPS of $3.82 (up $0.57 or 18% from $3.25) • ROE of 17.7% (up 190 bps from 15.8%)

Excluding Q1 specified item(1): YTD 2017 compared to YTD 2016

•      Net income of $5,624 million (up 12% from $5,020 million)

•      Diluted EPS of $3.68 (up $0.43 or 13% from $3.25)

•      ROE of 17.0% (up 120 bps from 15.8%)

The specified item, as detailed on page 3, comprises our share of a gain recorded in Q1 2017 related to the sale of the U.S. operations of Moneris to Vantiv, Inc., which was $212 million (before- and after-tax).

Q2 2017 Business Segment Performance

Personal & Commercial Banking net income of $1,360 million was up $63 million or 5% from a year ago. Canadian Banking net income of $1,316 million was up $75 million or 6% compared to last year, largely driven by volume growth of 7% partially offset by lower spreads, higher fee-based revenue, and lower PCL. These factors were partially offset by higher costs in support of business growth. Caribbean & U.S. Banking net income of $44 million was down $12 million from a year ago, largely due to lower gains from foreign exchange and lower fee-based revenue.

Compared to last quarter, Personal & Commercial Banking net income was down $232 million or 15%. Canadian Banking net income was down $230 million or 15%. Excluding our share of the gain as noted above, Canadian Banking net income was down $18 million or 1%(1), largely reflecting the negative impact of fewer days in the current quarter. Caribbean & U.S. Banking net income was down $2 million.

[1]	Results and measures excluding the specified item are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2017 Report to Shareholders.

Wealth Management net income of $431 million was up $45 million or 12% from a year ago, mainly due to increased earnings resulting from growth in average fee-based client assets which benefited from favourable equity markets, and higher net interest income reflecting volume growth and the impact from higher U.S. interest rates. These factors were partially offset by higher variable compensation on improved results, and higher costs in support of business growth.

Compared to last quarter, net income was relatively unchanged as increased earnings from higher average fee-based client assets were offset by lower transaction revenue.

Insurance net income of $166 million was down $11 million or 6% from a year ago, partially reflecting the impact from the sale of our home and auto insurance manufacturing business. In addition, the prior year included a tax recovery. These factors were partially offset by higher investment-related gains and improved claims experience in both Canadian and International Insurance.

Compared to last quarter, net income was up $32 million or 24%, largely due to higher investment-related gains.

Investor & Treasury Services net income of $193 million was up $54 million or 39% from a year ago, mainly driven by higher funding and liquidity earnings reflecting volatility in interest and foreign exchange rates, and tightening credit spreads.

Compared to last quarter, net income was down $21 million or 10%, primarily due to lower funding and liquidity earnings and lower results from foreign exchange market execution.

Capital Markets net income of $668 million was up $85 million or 15% from a year ago, driven by higher results in Corporate and Investment Banking and Global Markets reflecting increased client activity driven by improved market conditions, and lower PCL. These factors were partially offset by higher costs largely reflecting increased variable compensation on improved results.

Compared to last quarter, net income was up $6 million or 1%, primarily due to increased debt and equity origination activity largely in the U.S. and higher foreign exchange, equity and commodities trading revenue mainly in Canada. Improved lending largely in the U.S. and increased M&A activity, largely in Europe and Canada, also contributed to the increase. These factors were largely offset by lower fixed income trading revenue across all regions.

Corporate Support net loss was $9 million as asset/liability management activities were more than offset by higher legal and severance costs. Net loss last year of $9 million was mainly due to an increase in PCL for loans not yet identified as impaired, which was mostly offset by asset/liability management activities. Net loss last quarter was $5 million.

Capital – As at April 30, 2017, CET1 ratio was 10.6%, down 40 bps as compared to the prior quarter, mainly due to share repurchases, higher risk-weighted assets reflecting both an update to corporate and business lending risk parameters and business growth, and the impact of lower discount rates in determining our pension and other post-employment benefit obligations. These factors were partially offset by internal capital generation.

Credit Quality – Total PCL of $302 million was up $8 million or 3% as compared to last quarter, largely reflecting higher provisions in Personal & Commercial Banking related to our Caribbean and Canadian lending portfolios. This was partially offset by lower provisions in Capital Markets. Total PCL ratio of 0.23% was up 1 bp as compared to last quarter.

Total gross impaired loans (GIL) of $3,249 million was down $310 million from last quarter, largely driven by accounts returning to performing status within the oil & gas sector in Capital Markets. This was partially offset by higher impaired loans in Wealth Management mainly related to one international account. Total GIL ratio of 0.59% was down 7 bps as compared to last quarter.

Non-GAAP Measures

Results and measures excluding the specified item outlined below are non-GAAP measures:

•	Our share of a gain in Q1 2017 related to the sale of the U.S. operations of Moneris to Vantiv, Inc., which was $212 million (before- and after-tax)

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2017 Report to Shareholders.

Net Income, excluding specified item
	For the three months ended January 31, 2017			For the six months ended April 30, 2017
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$3,027	$212	$2,815	$5,836	$212	$5,624
Basic earnings per share	$1.98	$0.14	$1.84	$3.84	$0.14	$3.70
Diluted earnings per share	$1.97	$0.14	$1.83	$3.82	$0.14	$3.68
ROE	18.0%		16.7%	17.7%		17.0%

Personal & Commercial Banking net income, excluding specified item
	For the three months ended January 31, 2017			For the six months ended April 30, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,592	$212	$1,380	$2,952	$212	$2,740

Canadian Banking net income, excluding specified item
	For the three months ended January 31, 2017			For the six months ended April 30, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,546	$212	$1,334	$2,862	$212	$2,650

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q2 2017 Report to Shareholders, global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, technological innovation and new Fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report, as updated by the Overview and outlook section in our Q2 2017 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q2 2017 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2017 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday May 25, 2017 at 7:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at:

rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 2491193#). Please call between 7:20 a.m. and 7:25 a.m. (EDT).

Management’s comments on results will be posted on the RBC website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from May 25, 2017 until August 22, 2017 at

rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 9613926#).

Media Relations Contacts

Ka Yan Ng, Senior Manager, Financial Communications, kayan.ng@rbc.com, 416-974-3058

Tanis Feasby, Vice President, Communications, Wealth Management, Insurance & Finance, tanis.feasby@rbc.com, 416-955-5172

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-955-7803

Stephanie Phillips, Senior Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Brendon Buckler, Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have approximately 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments and employee volunteer activities. For more information please see: http://www.rbc.com/community-sustainability/

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.